SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                               January 22, 2008


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:

 1.  Transaction in Own Shares announcement made on 07 January 2008
 2.  Transaction in Own Shares announcement made on 08 January 2008
 3.  Transaction in Own Shares announcement made on 08 January 2008
 4.  Transaction in Own Shares announcement made on 09 January 2008
 5.  Transaction in Own Shares announcement made on 10 January 2008
 6.  I.NET Merger Competed announcement made on 11 January 2008
 7.  Transaction in Own Shares announcement made on 11 January 2008
 8.  Transaction in Own Shares announcement made on 14 January 2008
 9.  BT Acquire Square Mile Marina announcement made on 15 January 2008
10.  Transaction in Own Shares announcement made on 15 January 2008
11.  Transaction in Own Shares announcement made on 15 January 2008
12.  Acquisition Update announcement made on 16 January 2008
13.  Transaction in Own Shares announcement made on 16 January 2008
14.  Transaction in Own Shares announcement made on 17 January 2008
15.  Transaction in Own Shares announcement made on 18 January 2008
16.  Transaction in Own Shares announcement made on 16 January 2008




Enclosure No.1

Monday 7 January 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Morgan Stanley Securities Limited 2,380,000 ordinary shares at an average price of 264.645 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 653,180,256 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,987,474,596.


The above figure (7,987,474,596) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.






                                    = ends =





Enclosure No.2

Tuesday 8 January 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred in connection with its employee share plans 128,354 ordinary shares at a minimum price of 146 pence per share and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 653,051,902 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,987,602,950.


The above figure (7,987,602,950) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =


Enclosure No.3

Tuesday 8 January 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Morgan Stanley Securities Limited 470,000 ordinary shares at an average price of 265.79 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 653,521,902 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,987,132,950.


The above figure (7,987,132,950) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =





Enclosure No.4

Wednesday 9 January 2008


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Morgan Stanley Securities Limited 400,000 ordinary shares at an average price of 270.91 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 653,921,902 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,986,732,950.


The above figure (7,986,732,950) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                   = ends =



Enclosure No.5

Thursday 10 January 2008


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Morgan Stanley Securities Limited 354,348 ordinary shares at an average price of 272.89 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 654,276,250 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,986,378,602.


The above figure (7,986,378,602) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =



Enclosure No.6

DC08-006                                                         11 January 2008



                      BT ITALIA AND I.NET COMPLETE MERGER

BT and I.Net S.p.A. ("I.Net") today announced the completion of the merger between BT Italia S.p.A. ("BT Italia") and I.Net approved at I.Net's Extraordinary General Meeting in September 2007. The merger follows the acquisition by BT of Etnoteam's 13.6% stake in I.Net and the subsequent public tender offer for the remaining shares in public hands in April 2007.

BT Italia is Italy's leading supplier of communications solutions and services dedicated solely to business and public sector customers. I.Net is an acknowledged leader in security and business continuity solutions, guaranteeing 'Business Continuity' by planning and managing service-enhanced ICT infrastructures for its corporate customers.

Francois Barrault, CEO BT Global Services, said: 'The completion of this complex transaction marks an important step in the continued development of BT Global Services in Italy. The merger of these two leading businesses follows the integration of Albacom, the acquisition of Atlanet and the re-branding of our Italian operations as BT Italia.'

The Chairman of I.Net, Sally Davis, said: 'The completion of this merger demonstrates the success achieved by Enrico Casini and his team in developing I.Net over the past few years into a leading provider of services to the enterprise market. I am confident that the combination with BT Italia will deliver considerable benefits to both companies.'

Corrado Sciolla, CEO BT Italia, said: 'I.Net's market-leading skills in business continuity and disaster recovery will significantly expand the services that BT Italia offers to its entire customer base. With this merger BT Italia confirms its leading position in the communication services to the Italian business community.'

As at the last reported balance sheet date of September 30, 2007, the gross assets of I.Net were EUR173.1m.

-Ends-

About BT
BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services; local, national and international telecommunications services; higher-value broadband and internet products and services and converged fixed/ mobile products and services. BT consists principally of four lines of business:
BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2007, BT Group plc's revenue was GBP20,223 million with profit before taxation of GBP2,484 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.
BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt


Enclosure No.7

Friday 11 January 2008


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Morgan Stanley Securities Limited 500,000 ordinary shares at an average price of 280.69 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 654,776,250 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,985,878,602.


The above figure (7,985,878,602) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =






Enclosure No.8

Monday 14 January 2008


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Morgan Stanley Securities Limited 950,000 ordinary shares at an average price of 276.12 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 655,726,250 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,984,928,602.


The above figure (7,984,928,602) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure No.9

15 January 2008


BT BUYS SQUARE MILE MARINA WI-FI NETWORK


BT has acquired marina Wi-Fi network operator, Square Mile Marina Limited, from Square Mile International Limited for consideration of up to GBP150,000 in cash, to deliver high speed wireless internet (Wi-Fi) access to 39 coastal and inland marinas in the UK and Jersey.


-ends-

About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services; local, national and international telecommunications services; higher-value broadband and internet products and services and converged fixed/ mobile products and services. BT consists principally of four lines of business:
BT Global Services, Openreach,  BT Retail and BT Wholesale.

In the year ended 31 March 2007, BT Group plc's revenue was GBP20,223 million with profit before taxation of GBP2,484 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt



Enclosure No.10

Tuesday 15 January 2008


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred in connection with its employee share plans 184,481 ordinary shares at a minimum price of 146 pence per share and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 655,541,769 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,985,113,083.


The above figure (7,985,113,083) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =





Enclosure No.11

Tuesday 15 January 2008


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Morgan Stanley Securities Limited 1,500,000 ordinary shares at an average price of 274.63 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 657,041,769 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,983,613,083.


The above figure (7,983,613,083) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =






Enclosure No.12


                                16 January 2008

               BT COMPLETES THE ACQUISITION OF 68.6% OF NET2S SA

Following its announcement on 13 December 2007, BT announces today that it has completed the acquisition of 68.6% of Net2S SA's outstanding issued share capital from four controlling founding shareholders at a price of EUR5.27 per share. The deal values the entire outstanding issued share capital of Net2S SA at approximately EUR68.5 million.

Subject to approval from France's Autorite des marches financiers, BT will implement in the coming weeks a public tender offer for the remaining issued share capital of Net2S SA at a price of EUR5.27 per share (the "Tender Offer"). The consideration for the Tender Offer will be payable in cash. Net2S SA's board of directors has approved the Tender Offer.

For further information

Inquiries about this statement should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: www.bt.com/newscentre.

About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services; local, national and international telecommunications services; higher-value broadband and internet products and services and converged fixed/ mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended March 31, 2007, BT Group plc's revenue was GBP20,223 million with profit before taxation of GBP2,484 million.

British Telecommunications plc is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group plc. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt


Enclosure No.13

Wednesday 16 January 2008


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Morgan Stanley Securities Limited 993,440 ordinary shares at an average price of 272.16 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 658,035,209 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,982,619,643.


The above figure (7,982,619,643) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =




Enclosure No.14

Thursday 17 January 2008


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Morgan Stanley Securities Limited 600,000 ordinary shares at an average price of 276.93 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 658,635,209 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,982,019,643.

The above figure (7,982,019,643) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                 = ends =






Enclosure No.15

Friday 18 January 2008


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Morgan Stanley Securities Limited 352,500 ordinary shares at an average price of 274.79 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 658,987,709 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,981,667,143.


The above figure (7,981,667,143) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =



Enclosure No.16

Monday 21 January 2008


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Morgan Stanley Securities Limited 2,000,000 ordinary shares at a price of 263.79 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 660,987,709 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,979,667,143.


The above figure (7,979,667,143) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =





Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 22 January 2008